Exhibit (D)(3)

AMENDMENT NO. 1 TO ENGAGEMENT AGREEMENT

This Amendment No. 1 to Engagement Agreement (as so amended, the “Agreement”) is made on October 7, 2015, and amends and restates in its entirety the Engagement Agreement dated July 28, 2015 by and between the Special Committee (the “Client) of the Board of Directors of CTC Media, Inc., a corporation duly organized and existing under the provisions of the General Corporation Law of the State of Delaware, having its registered office at 2711 Centerville Road, Suite 400, Wilmington, Delaware USA (the “Company”), and Xenon Capital Partners (the “Advisor”), a limited liability company duly organized and existing under the laws of the Russian Federation, having its address at 10 Butyrsky Val, 125047, Moscow, Russia.

1. Engagement of Advisor. The Client hereby engages the Advisor for the term of this Agreement, and the Advisor hereby agrees to advise, assist and otherwise provide consulting services to the Client or the Company or any of its affiliates in respect of various matters related to (i) the proposed sale of a 75% interest in CTC Investments (the “Target”), a Russian company owned by the Company, to UTH Russia (the “Buyer”), a privately held Russian commercial television broadcasting group, or any of its affiliates, (ii) a special meeting of stockholders of the Company in connection with such transaction, and (iii) one or more subsequent transactions to effect a return of value to the non-sanctioned stockholders of the Company, including by way of a self-tender offer and/or merger (together, the “Transactions”).

The services provided to the Client in connection with the Transactions will include, but are not limited to:

(a)         advising on various financial and commercial aspects of the Transactions;

(b)         preparation of relevant presentation materials for the Client in relation to the Transactions;

(c)          support to the Client in negotiating the final terms and definitive documentation in respect of the Transaction;

(d)         strategic and tactical advice to the Client with respect to planning and execution support up to closing of the Transactions;

(e)          assistance to the Client and the Company in the preparation of a stockholder proxy statement and the stockholder approval process;

(f)           assistance to the Client and the Company in structuring issues regarding asset sale in respect to the Transactions;

(g)          support to the Client and the Company in preparation for a potential self-tender offer and assistance with relevant documentation;

(h)         support to the Client in any back-end merger structuring and assistance with relevant documentation;

(i)             coordination of the closing procedures for the Transactions, including preparation of closing lists and the distribution of responsibilities across the project team;

(j)            assistance in analysis, structuring and planning of the buyout of the non-sanctioned stockholders of the Company;

(k)         reconciliation of the cash requirements of the business of the Company with the goal of determining the maximum cash that can be available for distribution to the non-sanctioned stockholders (including detailed review of the Company group’s budget for 2015, analysis of the Company group’s business plan for 2016, analysis of working capital requirements of the Company group’s ongoing operations, assessment of expenses associated with the Transactions and preparation of comprehensive spreadsheets summarising cash to be available for distribution to the non-sanctioned stockholders);

(l)             assistance to the Client and the Company or any of its affiliates in communicating with the Buyer and its advisors in relation to the Transactions, including drafting formal letters, and arranging and moderating meetings and conference calls;

(m)     coordination of operational/business, HR, legal, financial and tax due diligence of the Company’s group (to be executed by separately appointed legal counsel), including tracking of information and communication flows between the parties, coordination and moderation of weekly calls on diligence status update and regular updates of management presentation reflecting key messages and latest updates on the Company group’s performance/plans

(n)         assistance to the Client and Company during site visits and management interview sessions in Moscow as part of the Buyer’s due diligence process

(o)         assistance to the Client and Company with preparation of the documentation for the Russian Federal Antimonopoly Service;

(p)         assistance to the Client and the Company or any of its affiliates in presenting the Transactions to media, including drafting and coordination of the public announcement;

2. Compensation. As compensation for services rendered to the Client under this Agreement, the Client shall cause the Company to pay to the Advisor or an affiliated company as designated by the Advisor an Advisory Fee in the amount of US$2,000,000 (two million US Dollars), consisting of four separate Milestone Fees payable as follows:

•                  The First Milestone Fee shall be equal to US$500,000 (five hundred thousand US Dollars) and shall be paid in cash within 5 (five) banking days following the signing of a binding Framework Purchase Agreement between the Client and UTH Russia or any of its affiliates in relation to sale of a 75% interest in the Target.

•                  The Second Milestone Fee shall be equal to US$500,000 (five hundred thousand US Dollars) and shall be paid in cash within 5 (five) banking days following the date on which a definitive proxy statement is mailed to the stockholders of the Company in respect of the Transactions.

•                  The Third Milestone Fee shall be equal to US$500,000 (five hundred thousand US Dollars) and shall be paid in cash within 5 (five) banking days following approval of the Transaction by the Company’s stockholders at a special meeting.

•                  The Fourth Milestone Fee shall be equal to US$500,000 (five hundred thousand US Dollars) and shall be paid in cash within 5 (five) banking days following the Final Closing of the Transaction.

For the purposes hereof, the Final Closing of the Transaction means the completion of buyout of non-sanctioned stockholders of the Company, with subsequent NASDAQ delisting and SEC de-registration of the Company.

2.1. The Advisory Fee does not include VAT. The amount of VAT, if any, shall be invoiced and paid separately.

2.2. In addition to the Advisory Fee, the Client shall cause the Company to pay or reimburse the Advisor for all reasonable out-of-pocket costs and expenses directly incurred by the Advisor in performing its obligations under this Agreement; provided that the Advisor shall consult with and obtain the approval of the Client prior to incurring any material costs or expenses. Such costs and expenses shall include, but shall not be limited to, travel expenses incurred in performing its duties, including due diligence, costs of supplies, telecommunications services, copying and mailing and all other expenses reasonably incurred in connection with the Transactions. Reimbursable expenses shall be payable by the Company within 5 (five) banking days of receipt by the Company of such written statement or, if requested by the Company, copies of supporting documentation.

3. Furnishing of Information. In connection with the Transactions, the Client shall cooperate with the Advisor and shall furnish, or cause the Company to furnish, the Advisor with all reasonable information and data related to the Transactions (the “Information”) and shall provide the Advisor with reasonable access to the Company’s officers, directors, independent accountants and legal counsel. The Company warrants and represents that, to the best of the Company’s knowledge, all Information provided or otherwise made available to the Advisor by or on behalf of the Company will, at all times during the term of this Agreement, be correct in all material respects and will not contain any untrue statement of a material fact, except in each case as otherwise disclosed to the Advisor.

The Client acknowledges and agrees that in rendering services hereunder, the Advisor will be using and relying upon the Information (and information available from public sources and other sources deemed reliable by the Advisor) without independent verification or appraisal thereof by the Advisor.

4. Confidentiality. The Advisor acknowledges that all of the Information is proprietary to the Company and agrees to keep such Information confidential and not to disclose any of such Information to any third party without prior consent of the Client.

The Advisor may disclose the Information without prior consent of the Client:

(a)         to the affiliates, employees, subcontractors, consultants and other third parties involved in rendering of the consulting services under this Agreement, provided that the Advisor shall be responsible for ensuring that all recipients to whom the Information is disclosed shall sign written undertaking in favour of the Company to keep the Information confidential and to use it only for the purposes of this Agreement;

(b)         to the extent necessary to comply with the requirements of any arbitral tribunal, court or other governmental agency having legal authority to require such disclosure, provided that the Advisor shall provide the Client with reasonable advance notice of such disclosure in order to allow the Client to seek a protective order in respect thereof;

(c)          where such Information (i) is or becomes generally available to the public (other than as a result of discloser by the Advisor or otherwise in violation of the terms of this Agreement, (ii) was available to the Advisor on non-confidential basis prior to its disclosure under this Agreement), or (iii) becomes available to the Advisor from a person or a source that is not, to the knowledge of such person, bound by confidentiality obligation with respect to such information.

5. Business Practice. The Client recognizes that the Advisor is in the business of advising and consulting other businesses, some of which businesses may be in competition with the Company. The Client acknowledges and agrees that the Advisor may advise and consult with other businesses, including those which may be in competition with the

Company, and shall not be required to devote its full time and resources to performing services on behalf of the Client under this Agreement. The Advisor shall only be required to expend such time and resources as are reasonably appropriate to advise and assist the Client as provided for herein.

6. Indemnification. The Company agrees to indemnify and hold harmless the Advisor and its affiliates, agents, and advisors, and their respective directors, officers, employees, agents and controlling persons (each such person is hereinafter referred to as an “Indemnified Party”), from and against any and all losses, claims, damages, liabilities and expenses whatsoever, joint or several, to which any such Indemnified Party may become subject under any applicable law or otherwise, caused by, relating to or arising out of the engagement evidenced hereby. The Company will reimburse any Indemnified Party for any expenses (including reasonable counsel fees and expenses) as they are incurred by an Indemnified Party in connection with the investigation of, preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not resulting in liability; provided, however, that at the time of such reimbursement the Indemnified Party shall have entered into an agreement with the Company whereby the Indemnified Party agrees to repay all such reimbursed amounts if it is determined in a final judgment by a court of competent jurisdiction that the Indemnified Party is not entitled to indemnity from the Company. Notwithstanding the foregoing, the Company shall not be liable to any Indemnified Party under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense results directly from any such Indemnified Party’s willful misconduct or gross negligence.

If for any reason (other than a final non-appealable judgment finding any Indemnified Party liable for losses, claims, damages, liabilities or expenses for its gross negligence or willful misconduct) the foregoing indemnity is unavailable to an Indemnified Party or insufficient to hold an Indemnified Party harmless, then the Company shall contribute to the amount paid or payable by an Indemnified Party as a result of such loss, claim, damage, liability or expense, in such proportion as is appropriate to reflect not only the relative benefits received by the Client and/or Company on the one hand and the Advisor on the other, but also the relative fault by the Client and/or the Company on the one hand and the Indemnified Party on the other, as well as any relevant equitable considerations, subject to the limitation that in no event shall the total contribution of all Indemnified Parties to all such losses, claims, damages, liabilities or expenses exceed the amount of fees actually received and retained by the Advisor hereunder.

7. Term of Agreement and Continued Obligations. This Agreement shall terminate upon the earlier of (i) one year after the date hereof and (ii) completion of the Transactions, unless terminated earlier at the option of the Client or the Advisor effective upon notice to the other party. Upon termination of this Agreement, neither party shall have any further rights or obligations to the other, except that the Client shall be obligated to reimburse expenses under section 2.2 hereof incurred by the Advisor during the period prior to termination of this Agreement, and (ii) the Advisor and the Client shall continue to be bound by the provisions of Sections 4 and 6 hereof.

8. Relationship of Parties. The parties agree that their relationship under this Agreement is an advisory relationship only, and nothing herein shall cause the Advisor to be partners, agents or fiduciaries of, or joint ventures with, the Client or the Company, or with each other. The Advisor shall not provide to the Client or the Company any investment advice or any services that are subject to regulation.

9. Parties. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

10. Governing Law and Dispute Resolution. This Agreement shall be governed by English Law. Any dispute arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the Rules of London Court of International Arbitration (LCIA), which Rules are deemed to be incorporated by reference into this clause. The number of arbitrators shall be one. The seat, or legal place, of arbitration shall be London, Great Britain. The language to be used in the arbitral proceedings shall be English.

11. Entire Agreement, Waiver. This Agreement constitutes the entire Agreement between the parties hereto and supersedes all prior Agreements relating to the subject matter hereof. This Agreement may not be amended or modified in any way except by subsequent Agreement executed in writing. Either the Client or the Advisor may waive in writing any term, condition, or requirement under this Agreement which is intended for its own benefit, and written waiver of any breach of such term or condition of this Agreement shall not operate as a waiver of any other breach of such term or condition, nor shall any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision hereof.

Executed as of the date first set out above.

SPECIAL COMMITTEE OF
THE BOARD OF DIRECTORS OF
CTC MEDIA INC.

By:	/s/ Werner Klatten
Werner Klatten
Chairman of the Special Committee

XENON CAPITAL PARTNERS

By:	/s/ Julia Chernyavskaya-Panina
Julia Chernyavskaya-Panina
General Director

ACKNOWLEDGED AND AGREED:

CTC MEDIA, INC.

By:	/s/ Yuliana Slashcheva
Yuliana Slashcheva
Chief Executive Officer